Intelsat Global Holdings S.A.

4, rue Albert Borschette

L-1246 Luxembourg, Grand Duchy of Luxembourg

April 15, 2013

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Intelsat Global Holdings S.A.

Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form F-1 (the “Registration Statement”) of Intelsat Global Holdings S.A. (to be renamed Intelsat S.A.) (the “Company”) be accelerated to April 17, 2013 at 3:00 p.m. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. If you have any questions regarding the foregoing, please contact the undersigned at (202) 944-7118 or Raphael M. Russo at Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

Very truly yours,

By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary